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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. **Name and Address of Reporting Person*** *(Last, First, Middle)*

Lincoln, David C

Lincoln Foundation / Vika Corporation
1741 East Morten Avenue

(Street)

Phoenix, AZ 85020

(City) *(State)* *(Zip)*

2. **Issuer Name and Ticker or Trading Symbol**

Lincoln Electric Holdings, Inc. (LECO)

3. **I.R.S. Identification Number of Reporting Person, if an entity** *(Voluntary)*

4. **Statement for** *(Month/Day/Year)*

March 25, 2003

5. **If Amendment, Date of Original** *(Month/Day/Year)*

6. **Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)*

☒ Director ☐ 10% Owner

☐ Officer *(give title below)*

☐ Other *(specify below)*

7. **Individual or Joint/Group Filing** *(Check Applicable Line)*

☒ Form filed by One Reporting Person

☐ Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security *(Instr. 3)*	2. Transaction Date *(Month/Day/Year)*	2a. Deemed Execution Date, if any. *(Month/Day/Year)*	3. Transaction Code *(Instr. 8)*		4. Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) *(Instr. 3 and 4)*	6. Ownership Form: Direct (D) or Indirect (I) *(Instr. 4)*	7. Nature of Indirect Beneficial Ownership *(Instr. 4)*
			Code	V	Amount	(A) or (D)	Price			
Common Shares	3/25/03		M		2,000	A	$18.23	1,581,583	D	
Common Shares								31,020	I	Vika Corp(2)
Common Shares								6,130	I	Trust (3)
Common Shares								602,804	I	Trust (4)
Common Shares								602,804	I	Trust (5)
Common Shares								17,388	I	Trust (6)
Common Shares								17,388	I	Trust (7)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	**V**	**(A)**	**(D)**
Employee Stock Option (Right to Buy)	$18.23	3/25/03		M			2,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
11/30/01	11/30/10	Common Shares	2,000		4,000	D	

Explanation of Responses:

(1) Held as community property.

(2) Reporting person disclaims beneficial ownership in these securities except to the extent of his pecuniary interest therein.

(3) Reflects shares held by the Lincoln Grandchildren Trust, of which Reporting Person is trustee. Reporting person disclaims beneficial ownership in these securities.

(4) Reflects shares held by Trust FBO David C. Lincoln, of which Reporting Person is trustee. Reporting Person disclaims beneficial ownership in these securities except to the extent of his pecuniary interest therein.

(5) Reflects shares held by Trust FBO Lillian Howell (Reporting Person's sister), of which Reporting Person is trustee. Reporting Person disclaims beneficial ownership in these securities except to the extent of his pecuniary interest therein.

(6) Reflects shares held by the Kerstan Lincoln Trust, of which Reporting Person is a co-trustee. Reporting Person disclaims beneficial ownership of these securities.

(7) Reflects shares held by the Lisa Lincoln Trust, of which Reporting Person is a co-trustee. Reporting Person disclaims beneficial ownership of these securities.

/s/ Frederick G. Stueber
Frederick G. Stueber, as Attorney-in-Fact
for David C. Lincoln

**Signature of Reporting Person

March 27, 2003

Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.